Exhibit 4.47
Execution Copy
STOCK PURCHASE AGREEMENT
by and between
NATIONAL INDEMNITY COMPANY
and
CONVERIUM AG
dated as of October 16, 2006

SCHEDULE
NUMBER	SCHEDULE NAME

1.1(a)	ReCap Employees Obligations
1.1(b)	Restructuring Transactions
3.3	No Conflicts
3.4	Consents and Approvals
3.5	Organization and Qualification of the Company and its Subsidiaries
3.6	Capitalization of Company
3.7	Capitalization of CRNA and CINA
3.10	Absence of Changes
3.11	Legal Proceedings
3.12	Compliance with Laws; Permits
3.13(a)	Contracts
3.13(b)	Guaranteed Reinsurance Contracts
3.13(c)	Breaches, Violation or Defaults of Material Contracts
3.14	Property and Assets
3.16	Employee Benefit Plans
3.17	Employee Relations
3.18	Insurance Policies
3.19	Tax Matters
3.20	Bank Accounts
3.21	Material Services Provided by Seller
4.4	Purchaser Consents and Approvals
5.1	Conduct of Business
5.3	Intercompany Accounts; Affiliate Agreements
5.6	Consents and Approvals
5.16(a)	Proprietary Software
6.1(b)	Consents
6.1(h)	Permitted Commutations
6.2(b)	Consents

ANNEX A	Form of CRNA Transition Services Agreement
ANNEX B	Form of Transitional Trademark License Agreement
ANNEX C	Form of NICO Commutation Agreement
ANNEX D	Form of Quota Share Agreement
ANNEX E	Employee Payments Budget

STOCK PURCHASE AGREEMENT
               THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 16, 2006 by and between National Indemnity Company, a corporation organized under the laws of the State of Nebraska, United States of America (the “Purchaser” or “NICO”), and Converium AG, a corporation organized under the laws of Switzerland (the “Seller”).
RECITALS
               WHEREAS, the Seller owns 100 shares (the “Shares”) of the common stock, par value $0.01 per share, of Converium Holdings (North America) Inc., a corporation organized under the laws of the State of Delaware (the “Company”), which Shares constitute all of the outstanding capital stock of the Company; and
               WHEREAS, the Company owns 100 shares (the “CRNA Shares”) of the common stock, par value $35,000 per share, of Converium Reinsurance (North America) Inc., a corporation organized under the laws of the State of Connecticut (“CRNA”), which CRNA Shares constitute all of the outstanding capital stock of CRNA; and
               WHEREAS, CRNA owns 5,000 shares (the “CINA Shares”) of the common stock, par value $1,000 per share, of Converium Insurance (North America) Inc., a corporation organized under the laws of the State of New Jersey (“CINA”), which CINA Shares constitute all of the outstanding capital stock of CINA; and
               WHEREAS, CRNA has previously issued the Surplus Note (as defined below) to Converium Holding AG (the “Parent”); and
               WHEREAS, prior to, or contemporaneously with, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (as defined below), the Seller intends to complete the Restructuring Transactions (as defined below); and
               WHEREAS, it is the intention of the parties that prior to the consummation of the transactions contemplated by this Agreement, the Surplus Note will be assigned to the Company or, at the Purchaser’s direction, to any other Person (as defined below) designated by the Purchaser so long as such assignment to a Person other than the Company does not result in any Adverse Consequences (as defined below) to the Parent, the Seller or the Company (if such Adverse Consequences to the Company would have Adverse Consequences to the Parent or the Seller by operation of the indemnity for Pre-6/30 Taxes contemplated by Section 7.2(b) below or otherwise result in Adverse Consequences to the Seller).
               NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.
DEFINITIONS
               1.1. Definitions. The following terms when used in this Agreement (including the Schedules and Exhibits hereto) shall have the following meanings:
               “Action” means any action, suit, threatened suit, litigation, threatened litigation, proceeding, investigation or inquiry (whether formal or informal, including by any Governmental Entity), claim, demand, arbitration demand or arbitration.
               “Adverse Consequences” has the meaning set forth in Section 7.2.
               “Affiliate” means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person will be deemed to control a Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
               “Agribusiness IP Rights” means any and all intellectual property rights held by CRNA or CINA associated with the provision of crop production insurance, including any (i) patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, inventions (whether patentable or unpatentable or reduced to practice), designs, formulae, algorithms, methods, techniques, know-how, technical data, programs, specifications, processes, improvements, drawings, technology; (ii) trade secrets and all other rights in or to confidential business or technical information; (iii) works of authorship, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto; (iv) software, whether in source code or object code, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise and (v) trademarks, trade names, service marks, service names, trade dress rights and similar design of origin and rights therein, and all goodwill symbolized thereby or associated therewith.
               “Agreement” has the meaning set forth in the first paragraph of this Agreement.
               “Ancillary Agreements” means the CRNA Transition Services, the NICO Commutation Agreement and the Transitional Trademark License Agreement.
               “Applicable Insurance Code(s)” means the insurance laws to which CRNA and CINA are subject, including the insurance laws of the States of Connecticut, New Jersey, California and Florida. In all cases, Applicable Insurance Code shall include the rules and regulations promulgated under any of the foregoing laws.
               “Applicable Insurance Department(s)” means the insurance regulatory agencies by which CRNA and CINA are subject to supervision, including the Connecticut Department of Insurance, the New Jersey Department of Insurance and Banking, the California Department of Insurance and the Florida Office of Insurance Regulation.

               “Books and Records” has the meaning set forth in Section 5.8.
               “Budget” has the meaning set forth in Section 5.1(b)(xvi).
               “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Omaha, Nebraska, or Zurich are required or authorized by law to be closed.
               “CHNA” means Converium Holdings (North America) Inc., a Delaware corporation.
               “CHNA Intercompany Loans” means the principal amount of the intercompany loans payable by CHNA to Converium AG or any of its Affiliates, plus accrued interest thereon.
               “CINA” means Converium Insurance (North America) Inc., a New Jersey corporation.
               “CINA Domiciliary Insurance Department” means the insurance department of the State of New Jersey.
               “CINA Shares” has the meaning ascribed to it in the third Recital of this Agreement.
               “Closing” has the meaning set forth in Section 2.2.
               “Closing Date” has the meaning set forth in Section 2.2.
               “Code” means the Internal Revenue Code of 1986, as amended.
               “Common Interest Matters” has the meaning set forth in Section 5.14(g).
               “Commutation” means, with respect to a Reinsurance Contract, the termination and mutual release of all past, present and future obligations and the estimation and payment of a final cash settlement of all obligations either as required by its terms or effected by mutual agreement of the parties thereto.
               “Commutation Payment” has the meaning set forth in Section 6.1(h).
               “Company” has the meaning set forth in the first Recital of this Agreement.
               “Company Claim” means any Action brought against the Company or any of its Subsidiaries relating to or arising from the conduct or operations of the Company or its Subsidiaries that occurred prior to the Closing Date.
               “Company Insurance Policies” has the meaning set forth in Section 3.18.
               “Company Materials” means (i) all previously prepared memoranda of law and all analyses and materials related to a Company Claim, (ii) all agreements, contracts and other memoranda, including preparatory materials, drafts and all oral and written communications pertaining to a Company Claim, and (iii) any documents or other information relating to a Company Claim that would otherwise be protected by any applicable privilege or work product protection from disclosure to third parties other than the parties hereto. For the avoidance of doubt, Company Materials shall not include any information relating to a party which is or becomes publicly available other than through a breach of this Agreement by the disclosing party.
               “Confidentiality Agreement” means the Confidentiality Agreement between the Parent and the Purchaser dated June 16, 2006.
               “Consents” has the meaning set forth in Section 3.4.
               “Contracts” means all written contracts, agreements, undertakings, indentures, notes, debentures, bonds, loans, instruments, leases, mortgages, commitments or binding arrangements.
               “Converium Name and Converium Marks” has the meaning set forth in Section 5.15(a).
               “Converium Third Party Claim” means any Action brought against the Seller relating to or arising from the conduct or operations of the Company or its Subsidiaries that occurred prior to the Closing Date.
               “CRNA” means Converium Reinsurance (North America) Inc., a corporation organized under the laws of the State of Connecticut.
               “CRNA Domiciliary Insurance Department” means the insurance department of the State of Connecticut.
               “CRNA Shares” has the meaning ascribed to it in the second Recital of this Agreement.
               “CRNA Transition Services Agreement” means the transition services agreement in the form attached hereto as Annex A pursuant to which Converium AG agrees to provide CRNA certain services on a transitional basis.
               “Director and Officer Indemnified Parties” has the meaning set forth in Section 5.5(a).
               “Debt” shall mean any liability in respect of borrowed money or guarantees of the foregoing, provided that Debt shall not include any Reinsurance Contracts.
               “Domiciliary Insurance Departments” means the CINA Domiciliary Insurance Department and the CRNA Domiciliary Insurance Department.
               “Employee” means each current full-time or part-time employee of the Company or any of its Subsidiaries, including any such employee who is on disability or leave of absence.

               “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
               “ERISA Affiliate” means each entity that is, or has been, treated as a single employer with Seller, CRNA or CINA during the 5-year period preceding the date hereof for purposes of Code Section 414.
               “GAAP” means generally accepted accounting principles in the United States.
               “Governmental Entity” means any federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental or regulatory authority, body or instrumentality, including any insurance or securities regulatory authority.
               “Guarantee Claim” has the meaning set forth in Section 5.13(d).
               “Guaranteed Reinsurance Contracts” means any assumed Reinsurance Contracts issued by CRNA and guaranteed for the benefit of the cedants of such Reinsurance Contracts by Converium AG and/or any Reinsurance Contracts in respect of which Converium AG is obligated to assume such Reinsurance Contract by way of novation or other mechanic upon request of any such cedant.
               “Guaranteed Reinsurance Novation Contract” means any Guaranteed Reinsurance Contract in respect of which Converium AG is obligated to assume such Reinsurance Contract by way of novation or other mechanic upon request of any such cedant.
               “Guarantees” means the obligations (including any obligations to assume such Reinsurance Contracts by way of a novation or other mechanic) of Converium AG in respect of the Guaranteed Reinsurance Contracts.
               “Guarantor” means Converium AG in its capacity as guarantor under or in conjunction with any Guaranteed Reinsurance Contract(s).
               “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
               “Incentive Plans” has the meaning set forth in Section 5.12.
               “Indemnified Party” and “Indemnifying Party” have the respective meanings set forth in Section 7.4.
               “Insurance Approvals” means the Purchaser Insurance Approvals and the Seller Insurance Approvals.
               “Investment Broker” has the meaning set forth in Section 3.22.

               “Intercompany Agreement” shall mean any agreement between (x) the Company or any of its Subsidiaries, on the one hand, and (y) the Seller or any of its Affiliates (other than the Company or any of its Subsidiaries).
               “IRS” means the Internal Revenue Service.
               “Knowledge of Seller” or words of other similar import means the actual knowledge of any of Paul Dassenko, Corcoran Byrne, Ray Dowling, Barbara Contreras, Jeff Jarman, Mary Rauscher, Joanne Spalla, Paolo De Martin, Christian Felderer and Irene Lueling.
               “Leased Real Property” has the meaning set forth in Section 3.14.
               “Lien” means any lien, pledge, mortgage, security interest, charge, adverse claim or other encumbrance of any kind.
               “Material Adverse Effect” means any material adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than effects arising out of, resulting from, caused by or attributable to (a) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in law or in legal, regulatory, political, economic or business trends or conditions, (c) changes in GAAP or regulatory accounting principles, including SAP, after the date of this Agreement, (d) the announcement of this Agreement and the Ancillary Agreements and the identity of the Purchaser or the consummation of the transactions contemplated hereby or thereby, (e) actions required or permitted to be taken pursuant to this Agreement or taken with the Purchaser’s consent, (f) any action taken by the Purchaser or its Affiliates with respect to the transactions contemplated hereby or by the Ancillary Agreements, (g) any increase in the Reserves, (h) claims made under Reinsurance Contracts, (i) any Commutations which occur prior to the Closing Date, (j) any Converium Third Party Claim and (k) Regulatory Body Matters.
               “Material Contract” means any Contract required to be set forth on Schedule 3.13.
               “Material Permit” has the meaning set forth in Section 3.12.
               “Materials” means (i) all previously prepared memoranda of law and all analyses and materials related to a Converium Third Party Claim, (ii) all agreements, contracts and other memoranda, including preparatory materials, drafts and all oral and written communications pertaining to a Converium Third Party Claim, and (iii) any documents or other information relating to a Converium Third Party Claim that would otherwise be protected by any applicable privilege or work product protection from disclosure to third parties other than the parties hereto. For the avoidance of doubt, Materials shall not include any information relating to a party which is or becomes publicly available other than through a breach of this Agreement by the disclosing party.
               “NICO” has the meaning ascribed to it in the first paragraph of this Agreement.
               “NICO Commutation Agreement” has the meaning set forth in Section 6.2(d).

               “Ordinary Course of Business” means the manner in which the Company and any of its Subsidiaries, as the case may be, have conducted their business and operations since CRNA was placed into run-off in August 2004, which includes the Commutation of Reinsurance Contracts.
               “Parent” has the meaning ascribed to it in the fourth Recital.
               “Permits” means all licenses, certificates of authority, permits, orders, consents, approvals, registrations, authorizations, qualifications and filings under any applicable federal, state, local or foreign laws or with any Governmental Entities.
               “Permitted Commutations” means the Commutations of the Reinsurance Contracts identified as Permitted Commutations on Schedule 5.1.
               “Permitted Liens” means any Lien that (a) is disclosed in the Statutory Statements of CRNA, including, if applicable, in the notes thereto, (b) is disclosed in the Statutory Statements of CINA, including, if applicable, in the notes thereto, (c) is a mechanic’s, repairman’s, materialman’s or other like Lien in respect of liabilities that are not yet due or that are being contested in good faith, (d) constitutes a statutory Lien or other Lien not securing a monetary obligation arising in the Ordinary Course of Business, (e) is a Lien for current Taxes not yet delinquent, or (f) does not materially adversely affect the value of the asset, property or right subject thereto or materially interfere with the present use of such asset, property or right.
               “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Entity or other entity or organization.
               “Plan” means any “employee benefit plan” (as such term is defined in section 3(3) of ERISA), and any other retirement, pension, profit-sharing, thrift, savings, target benefit, employee stock ownership, cash or deferred, deferred or incentive compensation, bonus, stay bonus, stock option, employee stock purchase, phantom stock, stock appreciation, change in control, medical, dental, vision, psychiatric counseling, vacation, sick pay, disability or fringe benefit plan, program or arrangement in which any current or former officer or Employee of the Company or any of its Subsidiaries have participated, or as to which the Company or any of its Subsidiaries have any present or contingent liability.
               “Pre-6/30 Taxes” means (i) all liability for Taxes of the Company and its Subsidiaries for Pre-6/30 Tax Periods if, and to the extent that, such Taxes exceed the provision for Taxes on the June 30, 2006 balance sheet of the Company and its Subsidiaries (other than deferred Taxes that reflect timing differences between book and Tax income) and (ii) all liability resulting by reason of the several liability of the Company and its Subsidiaries pursuant to Treasury Regulations § 1.1502-6(a); provided however, that for purposes of this definition the following shall be considered a liability for Taxes: (x) any payments that the Company or any of its Subsidiaries is required to make pursuant to the ZFS Tax Sharing Agreement in respect of Pre-6/30 Tax Periods and (y) the amount of any incremental cash Tax liability actually incurred by Purchaser, the Company or any of its Subsidiaries after the Closing Date as a result of a reduction in the net operating losses of the Company and its Subsidiaries for U.S. federal income tax purposes for any Pre-6/30 Tax Period such that the amount of available net operating losses for U.S. federal income tax purposes as of June 30, 2006 is less than the maximum amount usable under Section 382 of the Code as applied to the transactions contemplated by this Agreement. Except as provided in the previous sentence, for purposes of this definition any reduction in a net operating loss or other Tax attribute shall not be considered a liability for Taxes. For purposes of this definition, in the case of any Taxable Period that begins before and ends after June 30, 2006, (i) real, personal and intangible property Taxes (“Property Taxes”) of the Company or any of its Subsidiaries for the Pre-6/30 Tax Period shall be equal to the amount of such Property Taxes for the entire Taxable Period multiplied by a fraction, the numerator of which is the number of days during the Taxable Period that are in the Pre-6/30 Tax Period and the denominator of which is the number of days in the Taxable Period; and (ii) the Taxes of the Company or any of its Subsidiaries (other than Property Taxes) for the portion of the Taxable Period that constitutes a Pre-6/30 Tax Period shall be computed as if such taxable period ended as of the close of business on June 30, 2006.
               “Pre-6/30 Tax Period” means any Taxable Period ending on or before June 30, 2006 and, with respect to a Taxable Period that begins on or before June 30, 2006 and ends thereafter, the portion of such Taxable Period ending on and including June 30, 2006.
               “Property” means any real, personal or mixed property, whether tangible or intangible.
               “Property Taxes” has the meaning set forth in the definition of Pre-6/30 Taxes.
               “Proprietary Software” has the meaning set forth in Section 5.16
               “Purchase Price” has the meaning set forth in Section 2.1(a).
               “Purchaser” has the meaning set forth in the first paragraph of this Agreement.
               “Purchaser Indemnitees” has the meaning set forth in Section 7.2.
               “Purchaser Insurance Approvals” means all Consents required to be obtained, made or given by the Purchaser pursuant to the Applicable Insurance Codes.
               “PwC” means PricewaterhouseCoopers Ltd.
               “ReCap Employees Obligations” shall mean all of the liabilities arising out of or relating to the matters set forth on Schedule 1.1(a).
               “Regulatory Body Matters” means any proceeding, investigation or inquiry, whether formal or informal, or Action involving or undertaken by any governmental or regulatory agency, body or representative (including without limitation the United States Securities and Exchange Commission, any State attorneys general office or any State insurance department).
               “Reinsurance Contracts” means all Contracts, treaties, facultative certificates, policies or other arrangements, other than Company Insurance Policies, to which the Company or any of its Subsidiaries is a party or by which any of them are bound or subject, providing for insurance, ceding or assumption of reinsurance, excess insurance or retrocessions, including, without limitation, all insurance policies, reinsurance policies, and retrocession agreements, in each case as such Contract, treaty, facultative, policy or other arrangement may have been amended, modified or supplemented, other than the Company Insurance Policies, irrespective of how such arrangement is accounted for.
               “Representatives” has the meaning set forth in Section 5.2(a).
               “Reserves” means the reserves, funds, accruals and provisions held by CRNA and CINA for insurance, reinsurance and retrocessional loss and loss adjustment expenses, including incurred but not reported loss and loss adjustment expenses, reserves with respect to uncollectible reinsurance and retrocession and reserves for unearned premiums and accrued premiums.
               “Restructuring Transactions” means those transactions set forth on Schedule 1.1(b).
               “SAP” means the applicable statutory accounting practices prescribed or permitted by the applicable Domiciliary Insurance Department.
               “Securities Act” means the Securities Act of 1933, as amended.
               “Seller” has the meaning set forth in the first paragraph of this Agreement.
               “Seller Indemnitees” has the meaning set forth in Section 7.3.
               “Seller Insurance Approvals” means all Consents required to be obtained, made or given by the Seller, the Company or any of its Subsidiaries pursuant to the Applicable Insurance Codes.
               “Senior Notes” means the 7 1/8% 200,000,000 Senior Notes due 2023 issued pursuant to the Senior Notes Indenture.
               “Senior Notes Indenture” means the Indenture, dated as of October 20, 1993, between ZRCH and The Bank of New York, as Trustee, as supplemented by the First Supplemental Indenture thereto, dated as of November 20, 2001, by and among ZRCH, CHNA and the Trustee.
               “SETP” has the meaning set forth in Section 5.9(a).
               “Shares” has the meaning ascribed to it in the first Recital of this Agreement.
               “Statutory Statements of CINA” means the Annual Statements of CINA, as filed with its Domiciliary Insurance Department, for the year ended December 31, 2005 and the Quarterly Statements of the condition and affairs of CINA, as filed with its Domiciliary Insurance Department, for the quarterly periods ended March 31, 2006 and June 30, 2006.

               “Statutory Statements of CRNA” means the Annual Statements of CRNA, as filed with its Domiciliary Insurance Department, for the year ended December 31, 2005 and the Quarterly Statements of the condition and affairs of CRNA, as filed with its Domiciliary Insurance Department, for the quarterly periods ended March 31, 2006 and June 30, 2006.
               “Subsidiary” and “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other entity in which such Person (i) owns, directly or indirectly, 50% or more of the outstanding voting securities, equity interests, profits interest or capital interest, (ii) is entitled to elect at least a majority of the board of directors or similar governing body, or (iii) in the case of a limited partnership or limited liability company, is a general partner or managing member, respectively.
               “Surplus Note” means the 8.75% $150,000,000 Surplus Note issued by CRNA in favor of the Parent.
               “Target Cash Payment” has the meaning set forth in Section 6.1(h).
               “Tax” and “Taxes” mean all income, profits, gains, gross receipts, net worth, premium, value added, ad valorem, sales, use, excise, stamp, transfer, franchise, withholding, payroll, employment, occupation, workers’ compensation, disability, severance, unemployment insurance, social security and property taxes, and all other taxes, levies, fees, imposts, duties and charges of any kind whatsoever, together with any interest, penalties and additions thereto imposed by any Governmental Entity (“Taxing Authority”), including all amounts imposed as a result of being a member of an affiliated or combined group.
               “Tax Claim” means any claim related to Taxes.
               “Tax Return” means all returns, reports, elections, estimates, declarations, information statements and other forms and documents (including all schedules, exhibits, and other attachments thereto) relating to, and required to be filed or maintained in connection with the calculation, determination, assessment or collection of, any Taxes (including estimated Taxes).
               “Taxing Authority” has the meaning set forth in the definition of Taxes.
               “Taxable Period” means any taxable year or any other period that is treated as a taxable year with respect to which any Tax may be imposed under any statute, rule, or regulation.
               “Third-Party Claim” has the meaning set forth in Section 7.4.
               “Tillinghast Report” means the report titled “CRNA Review of Loss and Loss Adjustment Expense Liabilities as of June 30, 2006” dated August 30, 2006 prepared by the Tillinghast business of Towers, Perrin Forster & Crosby, Inc, trading as Towers Perrin relating to the adequacy of the Reserves of CRNA as of June 30, 2006 excluding business subject to the Restructuring Transactions and the Permitted Commutations.

               “Transitional Trademark License Agreement” means the transitional trademark license agreement in the form attached hereto as Annex B.
               “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.
               “ZFS Tax Sharing Agreement” means the Tax Sharing and Indemnification Agreement, dated October 1, 2001, by and among ZRCH, ZGA US Limited, a Delaware Corporation, CHNA, CRNA and, solely for purposes of Section 5.05 thereof, Zurich Insurance Company, a Swiss corporation, and the Parent.
               “ZRCH” means Zurich Reinsurance Centre Holdings, Inc., a Delaware corporation.
ARTICLE II.
PURCHASE AND SALE OF THE SHARES
          2.1. Purchase and Sale of the Shares. (a) Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to purchase, and the Seller agrees to sell, assign, transfer and deliver to the Purchaser, the Shares, free and clear of all Liens (other than any restrictions on transferability of the Shares expressly provided in the Applicable Insurance Codes, the Securities Act and any applicable state securities laws) for a purchase price (the “Purchase Price”) equal to the sum of (x) $74,000,000, plus (y) the principal amount of the CHNA Intercompany Loans, including accrued and unpaid interest through the Closing Date; provided that the amount payable pursuant to clause (y) of this Section 2.1(a) in full satisfaction of the CHNA Intercompany Loans shall be $21,000,000 unless the Closing occurs after April 14, 2007, in which case the amount payable under clause (y) of this Section 2.1(a) shall be no more than $28,125,000.
          2.2. The Closing. Subject to the satisfaction or waiver of all of the conditions to closing set forth in Article VI, the closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York at 10:00 a.m., New York City time, on the third Business Day following the date on which all of the conditions set forth in Article VI (other than those conditions that are contemplated to be satisfied by the respective parties at the Closing itself) have been satisfied or waived, or at such other time or place as may be mutually agreed upon by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”
          2.3. Deliveries at the Closing. At the Closing:
          (a) the Seller shall deliver to the Purchaser (i) certificates representing the Shares free and clear of all Liens, duly endorsed in blank for transfer or accompanied by stock powers duly endorsed in blank, (ii) the written resignation of any directors of the Company or its Subsidiaries who are designated by the Purchaser for replacement, effective upon the Closing, (iii) the instruments evidencing the CHNA Intercompany Loans for cancellation, (iv) instruments evidencing the assignment of the Surplus Note as contemplated by Section 6.1(g) and (v) all other documents and instruments required hereunder to be delivered by the Seller to the Purchaser at the Closing; and
          (b) the Purchaser shall (i) pay to the Seller the Purchase Price by wire transfer of immediately available funds to an account or accounts designated by the Seller in a written notice delivered to the Purchaser not later than two (2) Business Days prior to the Closing Date, and (ii) deliver to the Seller all other documents and instruments required hereunder to be delivered by the Purchaser to the Seller at the Closing.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLER
          The Seller hereby represents and warrants to the Purchaser, except as disclosed in any of the Schedules hereto, or the documents or other materials included in the online data room or otherwise made available to the Purchaser, as follows:
          3.1. Organization and Qualification of the Seller. The Seller is a corporation duly organized, validly existing and in good standing under the laws of Switzerland.
          3.2. Authorization, Validity and Enforceability. The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, without limitation, the sale of the Shares. The execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by the Seller have been duly and validly authorized by all necessary corporate action on the part of the Seller and no other corporate proceedings on the part of the Seller is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is party or the consummation of any of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.
          3.3. No Conflicts. Assuming compliance with the matters referred to in Section 3.4 below, except as set forth in Schedule 3.3, the execution, delivery and performance by the Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, result in any breach or violation of, constitute a default under (or an event that with the giving of notice or the lapse of time or both would constitute a default under), or give rise to any right of termination or acceleration of any right or obligation of the Seller, the Company or any of its Subsidiaries under, or result in the creation or imposition of any Lien upon any assets or Properties (including, without limitation, the Shares) of the Seller, the Company or any of its Subsidiaries by reason of the terms of (a) the certificate or articles of incorporation or bylaws of the Seller, the Company or any of its Subsidiaries, (b) any material Contract to which the Seller, the Company or any of its Subsidiaries are a party or by or to which any of them or their assets or Properties (including, without limitation, the Shares)

may be bound or subject, (c) any applicable order, writ, judgment, injunction, award, decree, law, statute, ordinance, rule or regulation or (d) any other Permit of the Seller, the Company or any of its Subsidiaries other than, in the case of each of (b), (c) and (d), any such items that would not be reasonably likely to have a Material Adverse Effect or a material adverse effect on the ability of the Seller to execute and deliver this Agreement or the Ancillary Agreements, to perform its obligations hereunder and thereunder or to consummate the transactions contemplated hereby and thereby.
          3.4. Consents and Approvals. Except as required under the HSR Act or as set forth in Schedule 3.4, no consent, approval, authorization, license or order of, registration or filing with, or notice to, any Governmental Entity or any other Person (collectively, “Consents”) is necessary to be obtained, made or given by the Seller, the Company or any of its Subsidiaries in connection with the execution and delivery by the Seller of this Agreement or Ancillary Agreements, the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, other than such Consents which, if not obtained or made, would not be reasonably likely to have a Material Adverse Effect or a material adverse effect on the ability of the Seller to execute and deliver this Agreement or the Ancillary Agreements, to perform its obligations hereunder or to consummate the transactions contemplated hereby and thereby.
          3.5. Organization and Qualification of the Company and its Subsidiaries. Schedule 3.5 lists each of the Company’s directly and indirectly owned Subsidiaries. The Company and each of its Subsidiaries are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to own their Properties and to conduct their respective businesses as currently being conducted, in each case with such exceptions as have not had a Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified and in good standing as a foreign corporation in all jurisdictions in which the nature of their respective businesses or the ownership of their respective Properties makes such qualification necessary, in each case except where the failure to be so qualified has not had a Material Adverse Effect.
          3.6. Capitalization of Company. (a) Schedule 3.6 sets forth the designation, par value and the number of authorized, issued and outstanding shares of capital stock of the Company. The issued and outstanding capital stock of the Company consists solely of the Shares. Except as set forth in Schedule 3.6, no other class of equity securities, preferred stock, bonds, debentures, notes, other evidences of indebtedness for borrowed money or other securities of any kind of the Company (except for the Shares) is authorized, issued or outstanding. All of the Shares are duly authorized, validly issued, fully paid and non-assessable.
          (b) Except for this Agreement and except as set forth in Schedule 3.6, there are no subscriptions, options, warrants, calls, preemptive rights or other rights to purchase or otherwise receive, nor are there any securities or instruments of any kind convertible into or exchangeable for, any capital stock of the Company. Except as set forth in Schedule 3.6, neither the Company nor the Seller is a party to any agreement with a third party which places any restriction upon, or which creates any voting trust, proxy, or other agreement with respect to, the voting, purchase, redemption, acquisition or transfer of the Shares.
          3.7. Capitalization of CRNA and CINA. (a) Schedule 3.7 sets forth the designation, par value and the number and authorized, issued and outstanding shares of capital stock of each of CRNA and CINA and the number and percentage ownership interest of the Company in CRNA and CRNA in CINA. Except as set forth in Schedule 3.7, no other class of equity securities, preferred stock, bonds, debentures, notes, other evidences of indebtedness for borrowed money or other securities of any kind of CRNA or CINA is authorized, issued or outstanding. All of the outstanding shares of capital stock of CRNA and CINA are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Schedule 3.7, all of the outstanding shares of capital stock of CRNA and CINA are owned of record and beneficially by the Company and CRNA, respectively, free and clear of any Lien (other than restrictions on transferability of such shares provided in Applicable Insurance Codes, the Securities Act and any applicable state securities laws), in each case with such exceptions as have not had a Material Adverse Effect.
          (b) Except as set forth in Schedule 3.7, there are no subscriptions, options, warrants, calls, preemptive rights or other rights to purchase or otherwise receive, nor are there any securities or instruments of any kind convertible into or exchangeable for, any capital stock of CRNA or CINA. Except as set forth in Schedule 3.7, neither the Company nor any of its Subsidiaries are a party to any agreement with a third party which places any restriction upon, or which creates any voting trust, proxy, or other agreement with respect to, the voting, purchase, redemption, acquisition or transfer of any shares of any of CRNA or CINA’s capital stock.
          3.8. Title to Shares. Seller has good and valid title to each of the Shares, free and clear of any Lien (other than any restrictions on transferability of the Shares expressly provided in the Applicable Insurance Codes, the Securities Act and any applicable state securities laws).
          3.9. Financial Statements. (a) The Seller has heretofore delivered to the Purchaser true and complete copies of the Statutory Statements of CINA and the Statutory Statements of CRNA.
          (b) The Statutory Statements of CRNA were prepared in accordance with SAP of the CRNA Domiciliary Insurance Department, consistently applied throughout the periods involved (except as may be indicated in the notes thereto regarding the adoption of new accounting policies), have been audited by PwC and present fairly, in accordance with SAP of the CRNA Domiciliary Insurance Department, the statutory financial position of CRNA at the respective dates thereof and the results of operations of CRNA, for the respective periods then ended, except that the quarterly Statutory Statements of CRNA have not been audited and are subject to normal recurring year-end audit adjustments. The Statutory Statements of CRNA complied in all material respects with SAP of the CRNA Domiciliary Insurance Department, and were complete and correct in all material respects when filed, and no material deficiency has been asserted in writing with respect to any of the Statutory Statements of CRNA by any Applicable Insurance Department.

          (c) The Statutory Statements of CINA were prepared in accordance with SAP of the CINA Domiciliary Insurance Department, consistently applied throughout the periods involved (except as may be indicated in the notes thereto regarding the adoption of new accounting policies), have been audited by PwC and present fairly, in accordance with SAP of the CINA Domiciliary Insurance Department, the statutory financial position of CINA at the respective dates thereof and the results of operations of CINA, for the respective periods then ended, except that the quarterly Statutory Statements of CINA have not been audited and are subject to normal recurring year-end audit adjustments. The Statutory Statements of CINA complied in all material respects with SAP of the CINA Domiciliary Insurance Department, and were complete and correct in all material respects when filed, and no material deficiency has been asserted in writing with respect to any of the Statutory Statements of CINA by any Applicable Insurance Department.
          3.10. Absence of Changes. (a) Except as set forth in Schedule 3.10 or any other Schedule hereto and except for the transactions contemplated hereby, since June 30, 2006, no change or event has occurred or condition exists that has had a Material Adverse Effect.
          (b) Except as set forth in Schedule 3.10 or any other Schedule hereto and except for the transactions contemplated by this Agreement and the Ancillary Agreements, between June 30, 2006 through the date hereof, the Company and each of its Subsidiaries have operated their businesses in the Ordinary Course of Business.
          3.11. Legal Proceedings. Except as set forth in Schedule 3.11, there is no action, suit, claim, arbitration, proceeding, inquiry or investigation pending or, to the Knowledge of Seller, threatened against the Seller, the Company or any of its Subsidiaries or any of their respective assets or Properties, by or before any court, other Governmental Entity or arbitrator, other than actions, suits, claims or proceedings which, if adversely determined, would not have a Material Adverse Effect. Except as set forth in Schedule 3.11, there is no outstanding order, writ, judgment, injunction, fine, award, determination or decree of any court, other Governmental Entity or arbitrator against the Company or any of its Subsidiaries or any of their respective assets or Properties which has had a Material Adverse Effect.
          3.12. Compliance with Laws; Permits. Except as set forth in Schedule 3.12, each of the Company and its Subsidiaries are in compliance with (a) all applicable laws, statutes, ordinances, rules, regulations or other legal requirements, whether federal, state, local or foreign, (b) all applicable orders, writs, judgments, injunctions, awards, determinations and decrees of any court, other Governmental Entity or arbitrator and (c) its Permits, except where the failure to comply has not had a Material Adverse Effect. Each of the Company and its Subsidiaries have all Permits necessary for the ownership of its assets and Properties and to the conduct of their business which if violated or not obtained would have a Material Adverse Effect (a “Material Permit”), and all such Material Permits are valid and in full force and effect.
          3.13. Contracts. (a) Schedule 3.13(a) contains a true and complete list of all of the following Contracts (excluding Plans and Insurance and Reinsurance Contracts which are the subject of Section 3.16(a), respectively) to which any of the Company or any of its Subsidiaries are a party:
     (i) material partnership or joint venture Contracts;
     (ii) Contracts containing any covenant of the Company or any of its Subsidiaries not to compete that materially impairs the operation of the business of the Company or any of its Subsidiaries as conducted on the date of this Agreement;
     (iii) Contracts, involving amounts in excess of $1,000,000, relating to the borrowing of money, or the direct or indirect guaranty of any obligation for borrowed money by the Company or any of its Subsidiaries, or Contracts to service the repayment of borrowed money or any other liability in respect of indebtedness for borrowed money of any other Person;
     (iv) lease, sublease, rental, licensing, use or similar Contracts with respect to personal Property providing for annual rental, license, or use payments in excess of $250,000 or the guaranty of any such lease, sublease, rental or other Contracts;
     (v) Contracts (A) outside the Ordinary Course of Business for the purchase, acquisition, sale or disposition of any assets or Properties or (B) outside the Ordinary Course of Business for the grant to any Person (excluding the Company or its Subsidiaries) of any option or preferential rights to purchase any assets or Properties of CRNA;
     (vi) employment Contracts with any current officer, director or Employee providing for compensation of $250,000 or more per annum that is not terminable by the Company or its Subsidiaries by notice of not more than 90 days; and
     (vii) Contracts pursuant to which there is either a current or future obligation of the Company or its Subsidiaries to make payments in excess of $1,000,000 in any twelve-month period and that is not terminable by the Company or its Subsidiaries by notice of not more than 90 days for a cost of less than $250,000 (other than Contracts relating to investments in the Ordinary Course of Business and other than leases of real Property).
          (b) Schedule 3.13(b) sets forth a list of the Guaranteed Reinsurance Contracts, identifying those which are Guaranteed Reinsurance Novation Contracts. As of the date hereof, the Seller has not received notice of any claim under any Guarantee.
          (c) The Seller has heretofore delivered or made available to the Purchaser true and complete copies of all of the Material Contracts set forth in Schedule 3.13(a). Each of the Material Contracts is a valid and binding obligation of the Company and the applicable Subsidiary party thereto and, to the Knowledge of Seller, is a valid and binding obligation of any other Person party thereto, and is in full force and effect enforceable against the parties thereto in accordance with its terms subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ right generally, general principles of equity and the discretion of courts in granting equitable remedies. Except as specified in Schedule 3.13(c), none of the Company or any of its Subsidiaries are in breach or violation of, or default under, any of the Material Contracts, except for such breaches, violations and defaults that have not had a Material Adverse Effect.
          3.14. Property and Assets. Schedule 3.14 contains a true and complete list of (i) all real Property owned by the Company or any of its Subsidiaries and (ii) all real Property leased by the Company or any of its Subsidiaries for an annual lease amount in excess of $250,000 (the “Leased Real Property”). As of the date hereof, the Company or any of its Subsidiaries have a valid leasehold interest in the applicable Leased Real Property as provided in the applicable lease, in each case free and clear of any Lien except (A) as set forth in Schedule 3.14, (B) Liens which do not materially interfere with the current use of the Leased Real Property and (C) Permitted Liens.
          3.15. Intellectual Property. The Company and/or its Subsidiaries owns, licenses or otherwise possesses rights to use, all patents, trademarks, trade names, service marks, copyrights, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials that are used in the business of the Company and each of its Subsidiaries as currently conducted, except for any such failures to own, be licensed or possess that have not had a Material Adverse Effect.
          3.16. Employee Benefit Plans. (a) Schedule 3.16 contains a true and complete list, as of the date hereof, of all material Plans. The Seller has delivered or made available to the Purchaser true and complete copies of the following documents: (i) each of the Plans listed in Schedule 3.16, including all amendments thereto, or a written description if there is no formal Plan document, any related trust agreements, group annuity contracts, insurance policies or other funding agreements or arrangements; (ii) the most recent determination letter, if any, from the IRS with respect to each of the Plans that is intended to be qualified under section 401(a) of the Code or section 403(a) of the Code; (iii) the current summary plan description, if any, for each of the Plans; and (iv) the annual return/report on Form 5500, 5500-C or 5500-R, if any, for each of the Plans for the most recent plan year.
          (b) Except as set forth in Schedule 3.16, (i) each of the Plans has been administered in material compliance with the applicable requirements of ERISA and the Code and in accordance with its terms; (ii) no “disqualified person” or “party in interest” (as defined in section 4975 of the Code and section 3(14) of ERISA, respectively) with respect to any Plan has engaged in any “prohibited transaction,” as such term is defined in section 4975 of the Code or section 406 of ERISA, for which there was not available an exemption or which could subject the Company or its Subsidiaries to any material excise tax or penalty under section 4975 of the Code or section 502(i) of ERISA; (iii) each of the Plans that is intended to be qualified under section 401(a) of the Code has received a favorable determination letter from the IRS as to the tax qualification of such Plan and no event has occurred with respect to the operation of the Plans that would reasonably be expected to cause the loss of such qualification under section 401(a) of the Code; (iv) no Plan is a “defined benefit plan,” as defined in Section 3(35) of ERISA, that is subject to Title IV of ERISA, and none of the Company, its Subsidiaries or any ERISA Affiliate has ever maintained or contributed to, or ever been obligated to contribute to, any such defined benefit plan; and (v) no Plan is a “multiemployer plan” as defined in section 3(37) of ERISA.

          (c) Except as set forth in Schedule 3.16, none of the Plans provides retiree life or retiree health benefits except as may be required under section 4980B of the Code or section 601 through 608 of ERISA.
          (d) Except as set forth in Schedule 3.16, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) increase any benefits otherwise payable under any Plan; (ii) result in the acceleration of the time of payment or vesting of any benefits under any Plan or (iii) result in any payment, under any agreement or arrangement in which the Company or any of its Subsidiaries are a party, becoming due to any individual that would constitute an “excess parachute payment” under section 280G of the Code.
          3.17. Employee Relations. (a) Except as set forth in Schedule 3.17, (i) there is no labor strike, dispute, slowdown, stoppage or lockout pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries, and during the past twelve months there has not been any such action; (ii) neither the Company nor any of its Subsidiaries are a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to Employees; and (iii) within the last twelve months there has been no “mass layoff” or “plant closing” as defined by the WARN Act or any similar state or local “plant closing” law with respect to the Employees.
          3.18. Insurance Policies. Schedule 3.18 contains a list of all material policies of insurance (excluding Reinsurance Contracts assumed or ceded by the Company or any of its Subsidiaries in connection with the conduct of their insurance and reinsurance business) maintained by the Company or its Subsidiaries as of the date hereof with respect to their respective Properties and the conduct of their respective businesses (the “Company Insurance Policies”).
          3.19. Tax Matters. Except as otherwise stated or disclosed in Schedule 3.19, (i) the Company and its Subsidiaries have filed (or joined in the filing of) when due (after taking into account all properly requested extensions) all material Tax Returns required by applicable law to be filed with respect to the Company or any of its Subsidiaries and all Taxes shown to be due on such Tax Returns have been paid; (ii) there is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, the Company or any of its Subsidiaries in respect of any material Tax or assessment, nor is any written claim for additional Tax or assessment being asserted by any Taxing Authority; (iii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries is a party to any agreement other than with the Seller, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlement to refunds or similar Tax matters.
          3.20. Bank Accounts. Schedule 3.20 contains a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or its Subsidiaries has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship.

          3.21. Material Services Provided by Seller. Except as set forth any of in Schedule 3.21, neither the Seller, nor its Affiliates (other than the Company or any of its Subsidiaries) provide any material services to the Company or its any of Subsidiaries.
          3.22. No Brokers. Except for Credit Suisse LLC, J.P. Morgan plc and Goldman Sachs International, no broker, finder or investment banker (an “Investment Broker”) acting on behalf of the Seller, the Company or any of its Subsidiaries is or will be entitled to any brokerage, finder’s or other fee, compensation or commission from the Seller. No person is or will be entitled to any brokerage, finder’s or other fee, compensation or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.
          3.23. No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS QUALIFIED BY THE SCHEDULES) OR THE ANCILLARY AGREEMENTS, NEITHER THE SELLER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE SELLER, THE SELLER’S AFFILIATES, THE COMPANY, ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, AND THE SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE SELLER, THE SELLER’S AFFILIATES, THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III HEREOF (AS QUALIFIED BY THE SCHEDULES) OR THE ANCILLARY AGREEMENTS, THE SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO THE PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO THE PURCHASER OR ANY OF ITS AFFILIATES BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF THE SELLER, THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES).
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
          The Purchaser hereby represents and warrants to the Seller except as disclosed in any of the Schedules hereto as follows:
          4.1. Organization of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Nebraska, United States of America.

          4.2. Authorization, Validity and Enforceability. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by the Purchaser have been duly and validly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of any of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.
          4.3. No Conflicts. Assuming compliance with the matters referred to in Section 4.4 below, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, result in any breach or violation of, or constitute a default under (or an event which with the giving of notice or the lapse of time or both would constitute a default under), or give rise to any right of termination or acceleration of any right or obligation of the Purchaser, or result in the creation or imposition of any Lien upon any assets or Properties of the Purchaser by reason of the terms of (a) the certificate of incorporation, bylaws or other charter or organization documents of the Purchaser, (b) any material Contract to which the Purchaser is a party or by or to which it or its assets or Properties may be bound or subject, (c) any applicable order, writ, judgment, injunction, award, decree, law, statute, ordinance, rule or regulation or (d) any other Permit of the Purchaser other than, in the case of each of (b), (c) and (d), any such terms that would not be reasonably likely to have a material adverse effect on the ability of the Purchaser to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder or to consummate the transactions contemplated hereby and thereby.
          4.4. Purchaser Consents and Approvals. Except as required under the HSR Act and as set forth in Schedule 3.4 or 4.4, no Consent of any Governmental Entity or other Person is necessary to be obtained, made or given by the Purchaser in connection with the execution and delivery by the Purchaser of this Agreement or the Ancillary Agreements, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, except for consents which if not obtained or made would not be reasonably likely to have a material adverse effect on the ability of the Purchaser to execute and deliver this Agreement or the Ancillary Agreements, to perform its obligations hereunder and thereunder or to consummate the transactions contemplated hereby and thereby.
          4.5. Investment Intent. The Shares will be acquired by the Purchaser for its own account without a view to a distribution or resale thereof, it being understood that the Purchaser shall have the right to sell or otherwise dispose of any of the Shares pursuant to a registration or an exemption therefrom under the Securities Act, and any applicable state securities laws.

          4.6. Financing. The Purchaser has cash available or has existing borrowing facilities which together are sufficient to enable it to consummate the transactions contemplated by this Agreement.
          4.7. No Brokers. No Investment Broker acting on behalf of the Purchaser is entitled to any brokerage, finder’s or other fee, compensation or commission from the Purchaser in connection with the transactions contemplated by this Agreement.
          4.8. No Knowledge of Misrepresentations or Omissions. The Purchaser has no knowledge that the representations and warranties of the Seller made in this Agreement are not true and correct and the Purchaser has no knowledge of any material errors in, or material omissions from, the Schedules to this Agreement.
          4.9. No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS QUALIFIED BY THE SCHEDULES) OR THE ANCILLARY AGREEMENTS, NEITHER THE PURCHASER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE PURCHASER, THE PURCHASER’S AFFILIATES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, AND THE PURCHASER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE PURCHASER OR THE PURCHASER’S AFFILIATES OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES.
ARTICLE V.
COVENANTS
          5.1. Conduct of Business. (a) Except for the Restructuring Transactions, or as set forth on Schedule 5.1 or any of the other Schedules hereto, or as otherwise contemplated by this Agreement or the Ancillary Agreements, or as consented to in writing (such consent not to be unreasonably withheld or delayed) by the Purchaser, from the date hereof to and including the Closing Date, the Seller will cause the Company and each of its Subsidiaries to conduct their operations in the Ordinary Course of Business.
          (b) Except for the Restructuring Transactions, or as set forth in Schedule 5.1 or any of the other Schedules hereto, or as otherwise contemplated by this Agreement or the Ancillary Agreements from the date hereof to and including the Closing Date, the Seller will not, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), permit the Company or any of its Subsidiaries to directly or indirectly:
     (i) amend or modify its certificate or articles of incorporation, bylaws or other charter or organization documents;
     (ii) merge or consolidate with or acquire the business of any other corporation or other business organization or, except in the Ordinary Course of Business or pursuant to any Material Contract, acquire any material property or material assets of any other Person;
     (iii) except in the Ordinary Course of Business, sell, pledge, lease, license or dispose of a material portion of any of its assets;
     (iv) enter into, amend, terminate or otherwise restructure any Intercompany Agreements in a manner that would have an impact on the Company or any of its Subsidiaries (other than as contemplated by the Restructuring Transactions, the Permitted Commutations or Section 5.3 hereof); provided, however, that the Purchaser acknowledges and agrees that all services provided by the Seller and its Affiliates (other than the Company and its Subsidiaries) shall cease as of the Closing except as provided in the CRNA Transition Services Agreement;
     (v) except as set forth in Schedule 5.1, enter into any Commutations of (x) ceded Reinsurance Contracts or (y) material assumed Reinsurance Contracts;
     (vi) split, combine or reclassify any shares of its capital stock, or declare, pay or set aside any sum for any dividend or other distribution (whether in cash, stock or Property, any combination thereof or otherwise) in respect of its capital stock, or redeem, purchase or otherwise acquire (or agree to redeem, purchase or otherwise acquire) any of its capital stock or any of its other securities or any securities of the Company or any of its Subsidiaries;
     (vii) adopt a plan of complete or partial liquidation, dissolution, rehabilitation, merger, consolidation, restructuring, recapitalization, redomestication or other reorganization;
     (viii) except as required by applicable law or by any Governmental Entity, adopt a new Plan, amend any Plan or permit any Plan to enter into any material Contract, insurance arrangement or funding obligation to increase present or future benefits or the present or future cost of providing benefits;
     (ix) terminate any Employee or Plan (other than Plan terminations resulting from the expiration of Plans in accordance with their terms) where such termination would reasonably be expected to result in a liability in excess of $50,000;
     (x) adopt or amend any Plan or employment agreement or employment contract where such adoption or amendment would reasonably be expected to result in a liability in excess of $50,000, except to the extent required by applicable law;
     (xi) other than in the Ordinary Course of Business, enter into any commitment, contractual obligation or transaction which calls for aggregate payments in excess of $100,000 and which does not expire or is not terminable without cost or penalty at the Company’s option within a 90-day period;
     (xii) incur any Debt (excluding for this purpose (A) any interest, fees or premiums accruing on Debt outstanding on the date hereof and (B) any Debt incurred to service interest, fees or premiums accruing on the Senior Notes; provided that such Debt is not paid by the Company or its Subsidiaries);
     (xiii) make, authorize or commit to any capital expenditures in excess of $100,000;
     (xiv) settle or compromise any Action, other than (A) any claims or litigation for which the sole remedy is monetary damages in an amount less than $500,000 or, (B) claims or litigation arising out of any Reinsurance Contracts in an amount less than $500,000, (C) as required by a final or non-appealable judgment of an arbitration panel or court, or (D) Regulatory Body Matters; provided, however, that if the settlement or compromise of any Regulatory Body Matter would require the Purchaser, the Company or any of its Subsidiaries to admit any liability or pay damages or other amounts in settlement, the Seller may not effect such settlement without the Purchaser’s written consent (which consent shall not be unreasonably withheld or delayed);
     (xv) make or change any material Tax election, enter into, amend, terminate or otherwise restructure any Intercompany Agreements relating to Taxes (other than with respect to the Restructuring Transactions, Permitted Commutations or the ZFS Tax Sharing Agreement) change an annual accounting period, adopt or change any material accounting method, consent to any extension or waiver of the limitation period applicable to any material Tax Claim or assessment relating to the Company or any of its Subsidiaries, if such election, adoption, change, consent or other action would have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;
     (xvi) take any actions (other than those contemplated by this Agreement or the Schedules hereto), which would cause the payments for salaries and obligations under all Plans to exceed the amounts set forth on the employee payments budget attached hereto as Annex E (the “Budget”) for the periods set forth in the Budget (other than payments required by law or by the terms of any Plans); or
     (xvii) agree in writing to do any of the foregoing.
          5.2. Access; Confidentiality. (a) From the date hereof until the Closing, the Seller will, and will cause the Company and each of its Subsidiaries to, (i) allow the Purchaser and its officers, employees, counsel, accountants, actuaries, consultants and other authorized representatives (“Representatives”) to have reasonable access to the books, records, Contracts, Properties, facilities, management and personnel of the Company and each of its Subsidiaries at all reasonable times, upon reasonable notice and in a manner so as not to interfere with the normal operation of the business of the Company and each of its Subsidiaries and (ii) cause the respective officers, employees and Representatives of the Seller, the Company and each of its Subsidiaries to cooperate in good faith with the Purchaser and its Representatives in connection with all such access.

          (b) The Purchaser and its Representatives shall keep confidential all information and documents provided under this Section 5.2 in accordance with the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate with respect to information relating exclusively to the Company and its Subsidiaries. For the avoidance of doubt, the Confidentiality Agreement shall continue in full force and effect with respect to all other information. If, for any reason, the transactions contemplated by this Agreement or the Ancillary Agreements are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
          5.3. Intercompany Accounts; Intercompany Agreements. Except as set forth in Schedule 5.3 and except for the Surplus Note, the CHNA Intercompany Loans, the Restructuring Transactions and the Permitted Commutations, the Seller shall cause all intercompany accounts receivable or payable (whether or not currently due or payable) between (x) the Company or any of its Subsidiaries, on the one hand, and (y) the Seller or any of its Affiliates (other than the Company or any of its Subsidiaries), or any of the officers or directors of any of the Seller and any of its Affiliates (other than the Company and its Subsidiaries, or any of the officers or directors of the Company or its Subsidiaries), on the other hand, to be settled in full (without any premium or penalty), at or prior to the Closing.
          5.4. Cooperation and Reasonable Best Efforts. Subject to the terms and conditions hereof, (a) each of the parties hereto shall cooperate with each other, and the Seller shall cause the Company and each of its Subsidiaries to cooperate with the Purchaser, in connection with consummating the transactions contemplated by this Agreement, and (b) each of the parties hereto agrees to, and the Seller shall cause the Company and each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
          5.5. Director and Officer Indemnification. (a) From and after the Closing Date, Purchaser shall, and shall cause the Company and each of its Subsidiaries to, maintain all rights to indemnification or exculpation now existing in favor of current and former directors, officers, employees and agents of the Company or its Subsidiaries (collectively, the “Director and Officer Indemnified Parties”) as provided in their respective certificates of incorporation or bylaws (or other governing documents) or otherwise in effect as of the date hereof with respect to matters occurring prior to the Closing Date, which shall survive and shall continue in full force and effect after the Closing Date for a period of six years. Any rights to indemnification or exculpation pursuant to this Section 5.5 shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in a manner that would adversely affect the rights thereunder of individuals who were directors, officers, employees or agents of the Company or its Subsidiaries prior to the Closing Date.
          (b) If, after the Closing Date, the Company or its Subsidiaries, as the case may be, or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity after such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company or its Subsidiaries, as the case may be, shall assume the obligations of the Company and its Subsidiaries set forth in this Section 5.5.
          (c) The rights of each Director and Officer Indemnified Party under this Section 5.5 shall be in addition to any rights such individual may have under the certificate of incorporation or bylaws (or other governing documents) of the Company or its Subsidiaries, under any applicable laws or under any agreement of any Director and Officer Indemnified Party with the Company or its Subsidiaries. These rights shall survive consummation of the Closing and are intended to benefit, and shall be enforceable by, each Director and Officer Indemnified Party.
          5.6. Consents and Approvals. (a) As soon as practicable after the date hereof, each of the parties hereto shall use its reasonable best efforts to obtain any necessary Consents of, and make any filing with or give any notice to, any Governmental Entities and other Persons (including, without limitation, (i) Insurance Approvals and (ii) pursuant to the HSR Act, the Federal Trade Commission and the United States Department of Justice) as are required to be obtained, made or given by such party to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. Each party shall pay all amounts required to be paid by it in connection with obtaining any Consents that it is required to obtain, including those set forth in Schedule 5.6. In furtherance of the foregoing, each party shall use its reasonable best efforts to obtain the necessary Consents of any Governmental Entities prior to December 31, 2006. The Seller and the Purchaser shall provide each other with a reasonable opportunity to review and comment upon submissions made to the Applicable Insurance Departments in connection with the Seller Insurance Approvals and the Purchaser Insurance Approvals, respectively, and shall keep one another reasonably informed of developments relating to their efforts to obtain such Insurance Approvals. Prior to the Closing, the Seller will not, and will not permit any of its Subsidiaries to, enter into or agree to any regulatory restrictions or arrangements which, as a result, would materially alter CRNA’s or CINA’s licensing or regulatory status in any state or Canada without first using its reasonable best efforts to consult with the Purchaser with respect thereto, it being understood that nothing in this Agreement shall give the Purchaser any right to prior consent to any such restriction or limitation.
          (b) Neither Purchaser nor Seller shall agree to participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and Section 5.2 hereof, Purchaser and Seller will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods or other approval under the HSR Act and any other antitrust laws.
          (c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement or the Ancillary Agreements.
          5.7. Press Releases. Prior to the Closing, each party hereto shall consult with the other party hereto prior to issuing, and shall provide the other party with a reasonable opportunity to review and comment upon, any press release pertaining to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release prior to such consultation.
          5.8. Records Retention, Accounting and Tax Support. From and after the Closing Date, upon reasonable notice, Purchaser and Seller agree to furnish or cause to be furnished to each other and their Representatives, employees, counsel and accountants access, during normal business hours, to such information in a readily readable and accessible form (including Materials or other records pertinent to the Company and any of its Subsidiaries); assistance and cooperation relating to the Company and any of its Subsidiaries as is reasonably necessary for financial reporting, loss reporting and accounting matters, the preparation and filing of any Tax Returns, or the defense of any Tax Claim, Converium Third Party Claim or assessment and to meet reporting requirements to any retrocessionaires or any Governmental Entities; provided, however, that such access and cooperation does not unreasonably disrupt the normal operations of Purchaser, Seller or the Company or any of its Subsidiaries. Such cooperation shall include, without limitation, making Employees (and, to the extent reasonably feasible, former Employees) reasonably available on a mutually convenient basis to provide information and explanations of such records and materials. From and after the Closing Date, Purchaser shall cause the Company and each of its Subsidiaries to preserve, maintain and keep, or cause to be preserved, maintained and kept, in a readily readable and accessible form, all Materials and all other original books and records of the Company and each of its Subsidiaries, including all books and records necessary and pertinent to the Company and its Subsidiaries for financial reporting and accounting purposes, the preparation and filing of any Tax Returns, or the defense of any Tax Claim, Converium Third Party Claim or assessment (the “Books and Records”) for the longer of any statute of limitations applicable to any such matters and a period of six (6) years from the Closing Date. During such six-year or longer period, Seller and its Representatives shall, upon reasonable notice and for any reasonable business purpose, have access during normal business hours to examine, inspect and copy such Books and Records. After such six-year or longer period, before the Company or its Subsidiaries shall dispose of any of such Books and Records, the Company or any of its Subsidiaries shall give Seller at least ninety (90) days’ prior written notice of its intention to dispose of such Books and Records and Seller shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such Books and Records as Seller may elect.
          5.9. Tax Matters. (a) Any refund of Taxes with respect to the Company or any of its Subsidiaries that is received with respect to any Pre-6/30 Tax Period shall be for the account of the Seller (other than amounts received in respect of (i) a $919,182 refund receivable from the IRS for utilization of capital loss carryback from 1997 to 1995 or (ii) a $339,472 refund receivable for an overpaid tax balance to the Canadian tax authority). To the extent that the Purchaser or the Company or any of its Subsidiaries receives any such refund of Taxes after the Closing Date with respect to any such Pre-6/30 Tax Period (other than amounts received in respect of (i) a $919,182 refund receivable from the IRS for utilization of capital loss carryback from 1997 to 1995 or (ii) a $339,472 refund receivable for an overpaid tax balance to the Canadian tax authority) the amount of such refund of Taxes shall be promptly paid to the Seller. For purposes of this Section 5.9(a) the following shall be considered a refund of Taxes: (i) any payments that the Company or any of its Subsidiaries is entitled to receive pursuant to the ZFS Tax Sharing Agreement and (ii) any reduction in the Tax accrual reflected on the books of the Company and its Subsidiaries with respect to the ZFS Tax Sharing Agreement. For the avoidance of doubt, any special estimated tax payment, as described in Section 847 of the Code (“SETP”), made prior to the Closing by Seller or any refund of SETPs that may be received by Purchaser or the Company or any of its Subsidiaries shall not be considered a refund of Taxes for the purposes of this Agreement.
          (b) Notwithstanding anything else in this Agreement to the contrary, none of the provisions of Article VII shall be interpreted as providing any indemnification with respect to any SETP made prior to the Closing by Seller or any refund of SETPs that may be received by Purchaser, the Company or any of its Subsidiaries.
          (c) Seller shall cooperate with Purchaser in making such elections and taking such other actions as may be requested by Purchaser to allow the Purchaser or the Company or its Subsidiaries to reduce their tax obligations in connection with this Agreement, provided that such requested elections or actions have no Adverse Consequences to the Parent or the Seller or any of its Subsidiaries.
          5.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be shared equally by Purchaser and Seller when due. Purchaser and Seller will, to the extent require by applicable law, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.
          5.11. No Section 338 Election. No election under Section 338(g) or Section 338(h)(10) of the Code or similar provision under state, local or foreign law shall be made with regard to the stock of the Company or any of its Subsidiaries.
          5.12. Employee Benefits Matters. From and after the Closing, the Purchaser shall be solely responsible for and shall honor and satisfy all liabilities with respect to (i) the Plans as set forth on Schedule 3.16 and applicable law and (ii) the Recap Employees Obligations. For the avoidance of doubt, and without limiting the generality of the foregoing, such liabilities to be honored and satisfied with respect to the Plans include any amounts due to any Employee or former employee of the Company or any of its Subsidiaries pursuant to the terms of the Annual Incentive Plan, the CRNA Long-Term Incentive Plan and the CRNA Severance Benefits, and any letter agreements received by such Employees or former employees that provide for enhanced benefits under such plans (together, the “Incentive Plans”). In addition, it is understood that any Employees and former employees of the Company or any of its Subsidiaries who hold, on the Closing Date, outstanding equity-based awards under any Plan shall be entitled to exercise such option or receive shares in accordance with the terms of the Plans. Any amounts payable pursuant to the terms of the Incentive Plans as a consequence of the transactions described in this Agreement shall be paid by the Purchaser to the eligible Employees and former employees under the Incentive Plans promptly following the Closing Date. Subject to the foregoing, the Purchaser may amend or terminate any of the Plans after the Closing Date in accordance with their terms and applicable law.
          5.13. Guaranteed Reinsurance Contracts. (a) The Purchaser shall indemnify, defend and hold harmless the Guarantor against, and reimburse the Guarantor for, any and all amounts paid, including all Adverse Consequences (as defined below), including punitive, or bad faith damages, arising out of, or in connection with, such Guaranteed Reinsurance Contracts, and shall in any event promptly (and in any event within 10 Business Days following notice from the Guarantor of a claim or payment) reimburse the Guarantor to the extent that (i) any Guarantees are called upon and the Guarantor or its Affiliates make any payment under any Guarantee, (ii) the Guarantor is required to defend or investigate any claims arising out of a Guarantee or (iii) the provisions of Section 5.13(e) are applicable and the Guarantor settles or compromises a Guarantee Claim (as defined below) in accordance with the terms thereof.
          (b) To the extent that any beneficiary under a Guaranteed Reinsurance Novation Contract exercises their right to cause the Guarantor to assume the obligations under any such contract via a novation, in addition to the rights of the Guarantor under Section 5.13(a) above, the Guarantor shall have the option to require the Purchaser to provide a 100% quota share reinsurance cover to the Guarantor substantially in the form of Annex D hereto at no cost to the Guarantor pursuant to which the Purchaser will assume all of the obligations of the Guarantor under any such Guaranteed Reinsurance Novation Contract.
          (c) From and after the Closing Date and until the obligations of the Guarantor in respect of the Guaranteed Reinsurance Contracts have been satisfied or expired, the Purchaser will, and will cause the Company and each of its Subsidiaries to, (i) allow the Seller and its Representatives to have reasonable access to the books, records, Contracts, management and personnel of the Company and each of its Subsidiaries relating to the Guaranteed Reinsurance Contracts and the Reserves related thereto at all reasonable times, upon reasonable notice and in a manner so as not to interfere with the normal operation of the business of the Company and each of its Subsidiaries and (ii) cause the respective officers, employees and Representatives of the Purchaser, the Company and each of its Subsidiaries to cooperate in good faith with the Seller and its Representatives in order to facilitate access to information regarding the Guaranteed Reinsurance Contracts.
          (d) If any beneficiary of a Guarantee shall notify the Guarantor of a claim under a Guarantee (each, a “Guarantee Claim”), then the Guarantor shall promptly and in any event within 10 Business days of receipt thereof notify the Purchaser; provided, however, that failure to provide such written notice on a timely basis shall not release the Purchaser from any of its obligations under this Section 5.13 except to the extent the Purchaser is actually materially prejudiced by such failure. The Purchaser shall, upon receipt of such notice of a Guarantee Claim and upon its irrevocably and unconditionally notifying the Guarantor in writing that it shall indemnify the Guarantor in respect of such matter for all Adverse Consequences, including any punitive or bad faith damages related thereto, be entitled to participate in or, at the

Purchaser’s option, assume at its own expense the defense, appeal or settlement of such Guarantee Claim with respect to which the indemnity under this Section 5.13 has been invoked with counsel of its own choosing (who shall be reasonably satisfactory to the Guarantor); provided, however, that if the Purchaser assumes the defense, appeal or settlement of such Guarantee Claim, (i) the Guarantor shall cooperate at the expense of the Purchaser with the Purchaser in connection with the defense, appeal or settlement of any such Guarantee Claim including contesting such Guarantee Claim or making any counterclaim against the Person asserting such Guarantee Claim and (ii) the Purchaser shall reimburse the Guarantor for such expenses as they are incurred (within 30 days of invoicing therefor) and provided, further, that the Guarantor is hereby authorized prior to the date on which its receives written notice from the Purchaser that it intends to assume the defense, appeal or settlement of such Guarantee Claim, to file any motion, answer or other pleading and take such other action which it shall reasonably deem necessary to protect its interest until the date on which the Guarantor receives such notice from the Purchaser.
          (e) In the event that (i) the Purchaser fails to assume the defense, appeal or settlement of such Guarantee Claim within twenty (20) days after receipt of notice thereof from the Guarantor or (ii) the Purchaser fails to make any reimbursement payment to the Guarantor due hereunder on the date such payment is due, the Guarantor shall have the right to undertake the defense or appeal of or settle or compromise such Guarantee Claim on behalf of, and at the expense and risk of, the Purchaser.
          (f) Except as set forth in Section 5.13(e) or as required by a final non-appealable order of an arbitration panel or court, no claim or demand under a Guarantee may be settled by the Guarantor without the consent of the Purchaser, which consent shall not be unreasonably delayed or withheld. No Guarantee Claim or demand under any Guarantee may be settled by the Purchaser without the consent of the Guarantor, unless such settlement (i) includes an unconditional release of the Guarantor from all liability on claims that are the subject of the Guarantee and (ii) does not include any statement as to admission of fault, culpability or a failure to act by or on behalf of the Guarantor or any Affiliates thereof.
          5.14. Litigation Cooperation. (a) From and after the Closing Date, the Purchaser shall cause the Company and each of its Subsidiaries to actively and fully cooperate, engage in communications and share, exchange and jointly create documents, information, and analyses in connection with, and in order to enable Seller to respond to, Converium Third Party Claims. Such cooperation shall include, without limitation, (i) the provision to the Seller of all records and information relating to the Company or its Subsidiaries, as the case may be, concerning Converium Third Party Claims as requested by the Seller, (ii) making Employees (and, to the extent reasonably feasible, former Employees) reasonably available on a mutually convenient basis to provide information concerning Converium Third Party Claims and explanation of any Materials provided hereunder, regardless of whether any conflict of interest exists between or among the parties hereto with respect to any Converium Third Party Claim, (iii) making Employees (and, to the extent reasonably feasible, former Employees) reasonably available on a mutually convenient basis for purposes of investigating any Converium Third Party Claim, as well as the preparation of any work in connection with any Converium Third Party Claims (iv) making Employees (and, to the extent reasonably feasible, former Employees) available to provide testimony at a deposition, trial or other proceeding concerning any Converium Third Party Claim, (v) providing Seller with access to Materials, documents, emails and data residing with or in the possession, custody or control of the Company, its Subsidiaries or Employees (and to the extent reasonably feasible, former Employees) relating to any Converium Third Party Claim and (vi) consultation and coordination regarding Seller’s defense or prosecution of any Converium Third Party Claim. To the extent that the Seller, the Company and any of its Subsidiaries are parties to the same Converium Third Party Claim, the appropriate parties shall consult as to strategy and seek to coordinate their actions.
          (b) From and after the Closing Date, the Seller and each of its Subsidiaries shall actively and fully cooperate, engage in communications and share, exchange and jointly create documents, information, and analyses in connection with, and in order to enable Company or any of its Subsidiaries to respond to any Company Claim. Such cooperation shall include, without limitation, (i) the provision to the Company of all records and information relating to the Company or its Subsidiaries in the possession of the Seller or any of its Subsidiaries (other than the Company and its Subsidiaries) concerning a Company Claim as requested by the Company, (ii) making employees (and, to the extent reasonably feasible, former employees) of the Seller reasonably available on a mutually convenient basis to provide information concerning a Company Claim and explanation of any Company Materials provided hereunder, regardless of whether any conflict of interest exists between or among the parties hereto with respect to any Company Claim, (iii) making employees (and, to the extent reasonably feasible, former employees) of the Seller or any of its Subsidiaries at the time of the request reasonably available on a mutually convenient basis for purposes of investigating any such Company Claim, (iv) making employees of the Seller and its Subsidiaries (and, to the extent reasonably feasible, former employees) available to provide testimony at a deposition, trial or other proceeding concerning any such Company Claim, (v) providing the Company with access to Company Materials, documents, emails and data residing with or in the possession, custody or control of the Seller, its Subsidiaries or employees (and, to the extent reasonably feasible, former employees) relating to any Company Claim and (vi) consultation and coordination regarding the Company’s defense or prosecution of any Company Claim. To the extent that the Seller and any of its Subsidiaries are parties to the same Company Claim, the appropriate parties shall consult as to strategy and seek to coordinate their actions.
          (c) The Seller and the Company and each of its Subsidiaries each agree, on behalf of itself and its respective counsel and other Representatives, that any communications or Company Materials or Materials shared between the parties or their counsel or other Representatives regarding any Converium Third Party Claims or Company Claim, without regard to whether such communications, Company Material or Material were shared prior to the Closing Date, are intended to be and shall be deemed strictly confidential and protected to the fullest extent permitted by law, including pursuant to the attorney-client privileges, the work product doctrine, the joint defense privilege, the self critical analysis privilege and any other privilege or immunity available under applicable laws, whether or not so identified or marked. The protection from disclosure includes, but is not limited to, disclosure in litigation relating to Converium Third Party Claims, Company Claims or any other Actions.
          (d) The parties agree that if any attempt is made by any third party to secure or obtain Materials or Company Materials, the other party shall be promptly notified and shall be given copies of any writings or documents, including subpoenas, summonses and the like, which relate to the attempt by the third party to obtain the information. The parties further agree that if a request is made, whether formally or informally, by any Person or entity (whether a Governmental Entity or otherwise) for the Company or its Subsidiaries to make available, for any purpose, including but not limited to interviews or taking of testimony, any current or former employees, any current or former employees of Seller or any of its Subsidiaries, Materials, Company Materials records and information relating to Converium Third Party Claims or Company Claims (or any other matters in which Seller, Company or any of their respective Affiliates has a continuing interest), neither the Seller, Purchaser nor their respective Subsidiaries may disclose any of the foregoing or make any Employees or employees of Seller or any of its Subsidiaries available, unless and until (i) the person proposing to make the disclosure notifies the parties to this Agreement of such request (such notice to include the provision of copies of any writings or documents, including subpoenas, summonses and the like, which relate to the request by such Person or entity (whether a Governmental Entity or otherwise) to obtain such information) and (ii) the parties receiving such notice are given ample time to take all reasonable steps necessary to prevent or limit (x) disclosure of any Materials, Company Materials or records or information or (y) the making available of any Employees and employees of Seller or any of its Subsidiaries. The parties agree that nothing herein shall require any party hereto to take any action as may be prohibited or refrain from taking any action as may be required by law.
          (e) Any Materials created or produced by the Company or its Subsidiaries shall only be used in connection with the Converium Third Party Claims to which they relate. The Materials shall remain the property of the Company or its Subsidiaries, as the case may be, and, following the conclusion of Converium Third Party Claims, shall be destroyed or returned to the Company or its Subsidiaries, as the case may be, upon twenty (20) days’ written notice. Any Company Materials created or produced by the Seller or its Subsidiaries shall only be used in connection with Company Claims to which they relate. The Company Materials shall remain the property of the Seller or its Subsidiaries, as the case may be, and, following the conclusion of Company Claims, shall be destroyed or returned to the Seller or its Subsidiaries, as the case may be, upon twenty (20) days’ written notice.
          (f) From and after the Closing Date, the Purchaser shall cause the Company and each of its Subsidiaries to retain and preserve in a readily readable and accessible form any and all Materials (including any documents, emails or other data) and any records and information relating to any Converium Third Party Claims, including any of the foregoing in the possession of any Employees. From and after the Closing Date, the Seller and each of its Subsidiaries shall retain and preserve in a readily readable and accessible form any and all Company Materials (including any documents, emails or other data) and any records and information relating to any Company Claims, including any of the foregoing in the possession of any employees of Seller or any of its Subsidiaries.
          (g) The parties hereto and their respective counsel believe that (i) there is a mutuality of interest with respect to matters indemnifiable hereunder (“Common Interest Matters”) and (ii) communications between or among the parties’ counsel and communications involving the parties in the presence of such counsel regarding Common Interest Matters have been and will continue to be essential to the provision of legal advice regarding Common Interest Matters and the continued effective representation of the parties in connection with Common

Interest Matters, whether or not litigation has been or may be commenced regarding any Common Interest Matters. Accordingly, each party hereto agrees, on behalf of itself and its respective counsel and other Representatives, that this Agreement and any other communications between the parties or their counsel regarding Common Interest Matters are intended to be strictly confidential and protected to the fullest extent by the attorney-client privileges and work product doctrine, whether or not so identified or marked. The protection from disclosure includes, but is not limited to, disclosure in litigation relating to Common Interest Matters. Notwithstanding anything to the contrary herein, nothing shall prevent the disclosure of the existence of this Agreement or the terms hereof to the extent that such disclosure is required by applicable law.
          (h) Each party acknowledges that, as a result of this Agreement, legal counsel for each of the other parties may have access to confidential information of such party in the form of Materials or Company Materials. Each party hereby acknowledges and agrees that nothing in this Agreement and no sharing of information with such legal counsel pursuant to the terms of this Agreement shall be deemed to create an attorney-client relationship between any attorney and anyone other than the client of that attorney. Each party hereby represents and agrees that it will not seek to disqualify counsel for any other party from continuing to represent such other party in any subsequent proceedings, whether or not that other party’s interests become adverse to it, on the basis of access to information obtained hereunder.
          5.15. Rights to the Converium Name and Converium Marks. (a) As of the Closing Date, Purchaser, the Company, its Subsidiaries and their respective Affiliates shall not use in any manner any trademarks of Seller or any of Seller’s Affiliates, including “Converium” (in block letters or otherwise) or the Converium monogram, either alone or in combination with other words, phrases, symbols, or devices, or any other trademarks confusingly similar to or embodying any of the foregoing (all of the foregoing collectively, the “Converium Name and Converium Marks”), except as provided for in the Transitional Trademark License Agreement. As promptly as practicable, but in no event more than the term of the Transactional Trademark License Agreement, Purchaser shall cause the Company and each of its Subsidiaries (i) to cease using in any manner the Converium Name and Converium Marks, (ii) to make all filings with the appropriate Governmental Entity (including without limitation, filing amendments to the applicable charters and by-laws and filing appropriate amendments to policy form filings) to cause the Company and each of its Subsidiaries to change any of their names that contain any of the Converium Name and Converium Marks to a new corporate name that does not include the Converium Name and Converium Marks; (iii) to cease to use in any form whatsoever any of the Converium Name and Converium Marks; and (iv) to re-label, destroy or exhaust all materials bearing the Converium Name and Converium Marks, including signage, advertising, promotional materials, electronic materials, collateral goods, stationery, business cards, websites, and other materials.
          (b) Purchaser acknowledges and agrees that Purchaser, the Company, its Subsidiaries or their respective Affiliates are not acquiring any (i) ownership interest in the Converium Name and Converium Marks or (ii) any other rights to the Converium Name and Converium Marks. The Purchaser, acting on behalf of itself, the Company and each of its Subsidiaries and their respective Affiliates hereby assigns and relinquishes to Seller or its designee any and all rights that the Purchaser, the Company and its Subsidiaries may heretofore have had to use the Converium Name and Converium Marks in any trade or business or otherwise. Purchaser, the Company, its Subsidiaries and their respective Affiliates agree not to contest the ownership or validity of any rights of Seller or any of its Affiliates in, or related to, the Converium Name and Converium Marks.
          (c) Purchaser agrees that after the Closing Date, it shall procure that none of the Purchaser, the Company, its Subsidiaries and their respective Affiliates will expressly, or by implication, do business as, or represent themselves as controlled by, Seller or any of Seller’s Affiliates. Notwithstanding the foregoing, and only upon the prior written Consent of Seller, Purchaser, the Company, its Subsidiaries or their respective Affiliates may use the Converium Name and Converium Marks after the Closing Date for the limited purpose of historical identification in materials not designed as advertising or solicitation in the manner and form agreed upon in writing by Seller.
          5.16. Proprietary and Third Party Software. (a) All rights in and to any software, including without limitation, source code, object code and related documentation, that was created, conceived developed or acquired, whether jointly or individually, by the Seller or any of its Affiliates (but excluding any third party software licensed by the Seller or any of the Seller’s Affiliates) prior to the Closing Date shall belong solely to the Seller and shall be proprietary to the Seller (“Proprietary Software”). The Company and each of its Subsidiaries are hereby granted a perpetual, non-exclusive, worldwide, non-sublicensable, royalty-free license to use the Proprietary Software identified on Schedule 5.16(a), used by CRNA and CINA in the operation of their respective businesses as of the Closing Date solely in object code for internal business purposes. CRNA and its Subsidiaries shall be entitled to receive related maintenance and support services for the Proprietary Software from the Seller and its Affiliates solely for a transition period as set forth in the CRNA Transition Services Agreement. It is expressly understood by the Purchaser that the Seller, the Company and its Subsidiaries make no representations or warranties, whether express or implied, with respect to the Proprietary Software and the license granted herein. It is further understood that except as expressly provided in the CRNA Transition Services Agreement and subject to the limitations set forth therein, the Seller and its Affiliates are under no obligation to render any support or maintenance services with respect to the Proprietary Software, which support and maintenance services shall cease upon termination of the CRNA Transition Services Agreement. From and after the Closing Date, the Purchaser shall cause the Company and each of its Subsidiaries to treat all copies of such Proprietary Software as the confidential and proprietary property of the Seller. The Seller will make available a copy of the then current version of the source code of the Proprietary Software existing as of the Closing Date to the Purchaser and the Purchaser may copy, alter, reproduce, create derivative works and modify the source code for the Proprietary Software solely as required to operate the Proprietary Software and enjoy the benefits of the license granted herein. The Company and its Subsidiaries shall not be entitled to any updates to any source code for the Proprietary Software.
          (b) Purchaser acknowledges and agrees that Purchaser, the Company and each of its Subsidiaries and their respective Affiliates are not acquiring any ownership interest or any other rights, in whole or in part, in the Proprietary Software. The Purchaser, acting on behalf of itself, the Company and each of its Subsidiaries and their respective Affiliates hereby assigns, transfers, quit-claims and relinquishes to the Seller or its designee all right, title and interest the Purchaser, the Company and each of its Subsidiaries and their respective Affiliates may heretofore have had in and to the Proprietary Software, including ownership interests in the Proprietary Software. Purchaser shall cause the Company and each of its Subsidiaries and their respective Affiliates to execute such other or additional instruments of transfer or conveyance in respect of the Proprietary Software as are reasonably requested by Seller to give full effect to and to perfect the ownership and proprietary rights of Seller in and to the Proprietary Software. Purchaser, the Company and each of its Subsidiaries and their respective Affiliates agree not to contest the ownership or validity of any rights of the Seller or any of its Affiliates in, or related to, the Proprietary Software.
          (c) From and after the Closing Date, the Company and its Subsidiaries shall not be entitled to use of any third party software and related services used by the Company and its Subsidiaries prior to the Closing Date unless provisions to continue use and receive services have been made pursuant to the CRNA Transition Services Agreement, subject however to the restrictions provided by the terms of the applicable license agreements.
ARTICLE VI.
CONDITIONS TO CLOSING
          6.1. Conditions to the Obligation of the Purchaser to Close. The obligation of the Purchaser to purchase the Shares at the Closing shall be subject to the satisfaction of the following conditions at or prior to the Closing (unless waived by the Purchaser):
          (a) Representations, Warranties and Covenants. The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent in either case that any such representations or warranties speak as of another date, in which case such representations and warranties shall be true and correct in all material respects at and as of the date specified therein). The Seller shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by the Seller on or prior to the Closing Date.
          (b) Consents. All Consents set forth in Schedule 6.1(b) shall have been duly obtained, made or given and shall be in full force and effect.
          (c) Ancillary Agreements. The Ancillary Agreements shall have been executed and delivered by the Seller or the Affiliate of Seller party thereto and shall be in full force and effect.
          (d) No Proceedings. No injunction, order, decree or judgment shall have been issued by any Governmental Entity of competent jurisdiction and be in effect, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the purchase and sale of the Shares. No action or proceeding before any court or regulatory authority, domestic or foreign, shall have been instituted or threatened by any Governmental Entity which seeks to prevent or delay the consummation of the purchase and sale of the Shares.
          (e) HSR Act. The required waiting period applicable to the purchase and sale of the Shares under the HSR Act shall have expired or been earlier terminated.
          (f) Certificates. The Seller shall have delivered to the Purchaser a certificate dated the Closing Date, signed by an executive officer thereof, certifying as to the fulfillment of the conditions set forth in Section 6.1(a).
          (g) Surplus Note. Parent shall have caused the Surplus Note to be assigned to the Company or, at the Purchaser’s direction, to any other Person designated by the Purchaser no later than 30 days after the date hereof so long as such assignment to any Person other than the Company does not result in any Adverse Consequences to the Parent, Seller or the Company (if such Adverse Consequences to the Company would have Adverse Consequences to the Parent or the Seller by operation of the indemnity for Pre-6/30 Taxes Section 7.2(b) hereof or otherwise result in Adverse Consequences to the Seller).
          (h) Reinsurance Contract Commutation Payments. The Reinsurance Contracts set forth on Schedule 6.1(h) shall have been commuted on terms such that the aggregate cash payment made to CRNA pursuant to the Commutation (the “Commutation Payment”) is less than the Target Cash Payment by no more than $250,000. To the extent that the Commutation Payment is less than the Target Cash Payment by more than $250,000, the Seller, in its sole discretion, may require the Purchaser to waive the condition set forth in the first sentence of this Section 6.1(h) in which case the Closing shall occur at the time specified in Section 2.2. hereof and the Purchase Price shall be reduced dollar for dollar by the amount that the Target Cash Payment exceeds the Commutation Payment. For purposes of this Section 6.1(h), “Target Cash Payment” means (x) $133,630,000 minus (y) the amount of any cash payments made to CRNA under the Reinsurance Contracts set forth on Schedule 6.1(h) after June 30, 2006 and prior to consummation of the Commutations thereof.
          6.2. Conditions to the Obligation of the Seller to Close. The obligations of the Seller to sell the Shares at the Closing shall be subject to the satisfaction of the following conditions at or prior to the Closing (unless waived by the Seller):
          (a) Representations, Warranties and Covenants. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date, as if made at and as of such time (except to the extent in either case that any such representations or warranties speak as of another date, in which case such representations and warranties shall be true and correct in all material respects at and as of the date specified therein). The Purchaser shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by the Seller on or prior to the Closing Date.
          (b) Consents. All of the Consents set forth in Schedule 6.2 shall have been duly obtained, made or given and shall be in full force and effect.

          (c) Ancillary Agreements. The Ancillary Agreements shall have been executed and delivered by the Purchaser and the Ancillary Agreements shall be in full force and effect.
          (d) NICO Commutation Agreement. Seller and the Purchaser shall have entered into the agreement to commute the 2004 Aggregate Stop Loss Agreement, by and among CRNA, CINA, Seller and the Purchaser (the “NICO Commutation Agreement”), substantially in the form attached hereto as Annex C and in form and substance reasonably satisfactory to the Seller and the NICO Commutation Agreement shall be in full force and effect .
          (e) Restructuring Transactions; Permitted Commutations. The Restructuring Transactions and the Permitted Commutations shall have been consummated on terms reasonably satisfactory to the Seller.
          (f) Agribusiness IP Rights. Arrangements on terms satisfactory to Seller shall have been made to assign and transfer all right, title and interest in and to the Agribusiness IP Rights to Seller.
          (g) No Proceedings. No injunction, order, decree or judgment shall have been issued by any Governmental Entity of competent jurisdiction and be in effect, and no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity and be in effect, which in each case restrains or prohibits the consummation of the purchase and sale of the Shares. No action or proceeding before any court or regulatory authority, domestic or foreign, shall have been instituted or threatened by any Governmental Entity which seeks to prevent or delay the consummation of the purchase and sale of the Shares.
          (h) HSR Act. The required waiting period applicable to the purchase and sale of the Shares under the HSR Act shall have expired or been earlier terminated.
          (i) Certificates. The Purchaser shall have delivered to the Seller a certificate dated the Closing Date, signed by an executive officer thereof, certifying as to the fulfillment of the conditions set forth in Section 6.2(a).
          6.3. Waiver of Closing Conditions. The parties acknowledge and agree that if Purchaser or Seller has knowledge of a failure of any condition set forth in Section 6.1 or 6.2, respectively, or of any breach by the other party of any representation, warranty or covenant contained in this Agreement or the Ancillary Agreements, as the case may be, and such party proceeds with the Closing, such party shall be deemed to have waived such condition or breach and such party and its successors, assigns and Affiliates shall not be entitled to be indemnified pursuant to Article VII to sue for damages or to assert any other right or remedy for any losses arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto.
          6.4. Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in Section 6.1 or 6.2, respectively, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur.

ARTICLE VII.
INDEMNIFICATION
          7.1. No Survival of Representations and Warranties. No representations, warranties, covenants and agreements of the parties contained in this Agreement shall survive the Closing, except for the agreements set forth in Sections 3.23 (No Other Representations or Warranties), 4.9 (No Other Representations or Warranties), 5.5 (Director and Officer Indemnification), 5.8 (Records Retention, Accounting and Tax Support), 5.9 (Tax Matters), 5.10 (Transfer Taxes), 5.11 (No Section 338 Election), 5.12 (Employee Benefits Matters), 5.13 (Guaranteed Reinsurance Contracts), 5.14 (Litigation Cooperation), 5.15 (Rights to the Converium Name and Marks) and 5.16 (Proprietary and Third Party Software), Article VII (Indemnification) and Article IX (Miscellaneous).
          7.2. Indemnification of the Purchaser. Subject to the limitations set forth in Section 7.1 above, the Seller agrees to indemnify the Purchaser and its successors, permitted assigns, directors, officers, employees and Affiliates (“Purchaser Indemnitees”) from and against all liabilities, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses (“Adverse Consequences”), arising out of or resulting from (a) civil damages, litigation costs, fines or penalties resulting from any investigation by any Governmental Entity with respect to the accounting treatment or financial reporting of (A) finite or non-traditional reinsurance in which Subsidiaries of the Parent participated, or (B) the MBIA reinsurance program set forth in the Schedules hereto and the resultant restatement of the Parent’s financial statements, in the case of (A) and (B) to the extent such investigations relate to the conduct of such business prior to the Closing; provided, however, that the Seller shall have no obligation to indemnify the Purchaser for (i) any Adverse Consequences arising out of, or resulting from the conduct of the Purchaser or any of its Affiliates or (ii) any Adverse Consequences arising out of or resulting from actions required or permitted to be taken pursuant to this Agreement or taken with the Purchaser’s consent and (b) Pre-6/30 Taxes.
          7.3. Indemnification of the Seller. The Purchaser agrees to indemnify the Seller and its successors, permitted assigns, directors, officers, employees and Affiliates (“Seller Indemnitees”) from and against all Adverse Consequences arising out of or resulting from (a) the breach or nonperformance of any covenant or agreement of the Purchaser contained in this Agreement requiring performance after the Closing, (b) the Senior Notes, (c) the operation of the business of the Company and each of its Subsidiaries following the Closing and (d) the assignment of the Surplus Note to any person other than the Company (including Adverse Consequences to the Company that give rise to Adverse Consequences to the Parent or the Seller as a result of the indemnity for Pre-6/30 Taxes contemplated by Section 7.2(b) or otherwise).
          7.4. Matters Involving Third Parties Other Than Tax Claims. (a) If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) which may give rise to a claim for indemnification against any other party (the “Indemnifying Party”) under this Article VII (other than claims under Guarantees, which shall be the subject of Section 5.13 hereof), then the Indemnified Party shall promptly (and in any event within five (5) Business Days after receiving notice of the Third-Party Claim) notify the Indemnifying Party thereof in reasonable detail in writing; provided, however that the failure to provide such written notice on a timely basis shall not release the Indemnifying Party from any of its obligations under this Artcile VII except (i) to the extent the Indemnifying Party is actually materially required thereby and (ii) that the Indemnifying Party shall not be liable for any expenses incurred by the Indemnified Party during the period in which the Indemnified Party failed to give such notice. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
          (b) The Indemnifying Party upon its irrevocably and unconditionally notifying the Indemnified Party in writing that it shall indemnify the Indemnified Party in respect of such matter for all Adverse Consequences, shall be entitled to participate in or, at the Indemnifying Party’s option, assume at its own expense the defense, appeal or settlement of such Third-Party Claim with respect to which such indemnity has been invoked with counsel of its own choosing (who shall be reasonably satisfactory to the Indemnified Party), and the Indemnified Party shall fully cooperate with the Indemnifying Party in connection therewith including contesting such Third-Party Claim or making any counterclaim against the Person asserting such Third-Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim, and making employees or employees of Seller or its Affiliates available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.
          (c) Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).
          7.5. Matters Involving Tax Claims. If a Tax Claim is made or threatened by any Taxing Authority that, if successful, may result in an indemnity payment under Section 7.2, the Purchaser shall promptly (and in any event within five (5) Business Days after receiving notice of such Tax Claim) notify the Seller, stating the nature and basis of such claim and the amount thereof, to the extent known. The Seller will have the right, at its option, upon timely notice to the Purchaser, to assume at its own expense control of any audit or other defense of any Tax Claim with its own counsel (who shall be reasonably satisfactory to the Purchaser). The Seller’s right to control a Tax Claim will be limited to issues in respect of which amounts in dispute would be paid by the Seller or for which the Seller would be liable pursuant to Section 7.2. Costs of such Tax Claims are to be borne by the Seller unless the Tax Claim relates to a Taxable Period which begins before and ends after June 30, 2006, in which event such costs shall be fairly apportioned. The Purchaser and each of the Company and its Subsidiaries at their own expense shall cooperate with the Seller in contesting any Tax Claim, which cooperation shall include the retention and, upon the Seller’s request, the provision of records and information that are reasonably relevant to such Tax Claim and making Employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder. Notwithstanding the foregoing, the Seller shall neither consent nor agree to the settlement of any Tax Claim with respect to any liability for Taxes that may affect the liability for any state, federal or foreign income tax of the Company or any of its Subsidiaries or any affiliated group (as defined in section 1504(a) of the Code) of which the Company or any of its Subsidiaries is a member for any Taxable Period beginning after the Closing Date without the prior written consent of the Purchaser and neither the Seller, nor any entity related to the Seller, shall file an amended Tax Return that may increase the liability for Taxes of the Company or its Subsidiaries after the Closing Date without the prior written consent of the Purchaser. The Purchaser and the Seller shall jointly control all proceedings taken in connection with any claims for Taxes relating solely to a Taxable Period of the Company or any of its Subsidiaries which begins before and ends after June 30, 2006 and each party shall bear its own out-of-pocket costs and expenses of the contest and all joint costs and expenses of the contest shall be borne in the same ratio as the applicable proposed Tax would be allocated.
          7.6. Matters Not Involving Third-Party Claims. Any indemnifiable claim that is not a Third-Party Claim shall be asserted by written notice to the Indemnifying Party.
          7.7. Collateral Source Recoveries. The amount of an indemnification payment in respect of an Adverse Consequence required to be made to any Purchaser Indemnitee or Seller Indemnitee hereunder shall be limited to the amount of any Adverse Consequence that remains after deduction therefrom of (i) any Tax benefits to the Indemnified Party as a result of the Adverse Consequence and (ii) any third-party recoveries relating to the Adverse Consequence giving rise to the indemnification claim paid to the Indemnified Party.
          7.8. Cooperation. Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.
          7.9. Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto (a) pursuant to Section 7.2(c) with respect to Pre-6/30 Taxes, shall terminate at the time the applicable statute of limitations with respect to the Tax Liabilities in question expires (giving effect to any extension thereof) and (b) pursuant to the other clauses of Section 7.2 and 7.3, shall not terminate.
          7.10. Exclusive Remedy. The Purchaser and the Seller acknowledge and agree that prior to the Closing, the sole and exclusive remedy of the Purchaser for any breach or inaccuracy of any representation or warranty contained herein shall be refusal to close the purchase and sale of the Shares hereunder and following the Closing and other than in the case of actual fraud and except as expressly provided in the Ancillary Agreements, or the NICO Commutation Agreement, the indemnification provided for in this Article VII shall be the exclusive remedy in any action seeking damages or any other form of relief brought by any party to this Agreement in respect of the transactions contemplated hereby.

ARTICLE VIII.
TERMINATION
          8.1. Termination of Agreement. This Agreement may be terminated prior to the Closing:
          (a) by either the Purchaser, on the one hand, or by the Seller, on the other hand, upon written notice to the other if, without fault of the terminating party, the Closing shall not have occurred on or before June 30, 2007; provided, however, that if all conditions to the obligations of the Purchaser, on the one hand, and the Seller, on the other hand, to consummate the Closing (as set forth in Article VI hereof), other than obtaining the Insurance Approvals, have then been satisfied, and the Purchaser and/or the Seller are diligently seeking to obtain such outstanding Insurance Approvals, then the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party hereto, and the obligations hereunder of the parties hereto shall be extended, until July 31, 2007;
          (b) at any time by mutual agreement in writing of the parties hereto;
          (c) by the Purchaser if the Seller has breached any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Section 6.1(a) hereof would not be satisfied as of any date following the date of this Agreement; provided, however, that the Purchaser may not terminate this Agreement pursuant to this Section 8.1(c) unless any such breach has not been cured within sixty (60) days after written notice thereof by the Purchaser to the Seller informing the Seller of such breach;
          (d) by the Seller if the Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Section 6.2(a) hereof would not be satisfied as of any date following the date of this Agreement; provided, however, that the Seller may not terminate this Agreement pursuant to this Section 8.1(d) unless any such breach has not been cured within sixty (60) days after written notice thereof by the Seller to the Purchaser informing the Purchaser of such breach; or
          (e) by the Seller or the Purchaser if: (i) there shall be a final, non-appealable order of a federal, state or foreign court in effect preventing consummation of the transactions contemplated hereby; or (ii) there shall be any final action taken, or any final statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity that would make consummation of the transactions contemplated hereby illegal;
provided, however, that the right to terminate this Agreement under this Section 8.1(a), (b), (c), (d) or (e) shall not be available to any party if it is then in breach in any material respect of any provision or any obligation under this Agreement.
          8.2. Effect of Termination. Except as provided in the following sentence, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability or obligation to any other party hereto in respect of this Agreement, except that the provisions of

Section 5.2 (Access; Confidentiality), Section 5.7 (Press Releases), Article IX (Miscellaneous) and this Section 8.2 shall survive any such termination. Nothing herein shall relieve any party from liability for any breach of any of its covenants or agreements or willful breach of its representations or warranties contained in this Agreement prior to termination of this Agreement.
ARTICLE IX.
MISCELLANEOUS
          9.1. Notices. Any notices and other communications required to be given pursuant to this Agreement shall be in writing and shall be effective upon delivery by hand or upon receipt if sent by certified or registered mail (postage prepaid and return receipt requested) or by a nationally recognized overnight courier service (appropriately marked for overnight delivery) or upon transmission if sent by telex or facsimile (with request for immediate confirmation of receipt in a manner customary for communications of such respective type and with physical delivery of the communication being made by one of the other means specified in this Section 9.1 as promptly as practicable thereafter). Notices are to be addressed as follows:
          (a)     If to the Seller to:
Converium AG
General Guisan-Quai 26
CH-8022 Zurich
Switzerland
Attn: Christian Felderer, Esq.
Telecopy No.: +41 44 639 9066
with a copy to:
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
Attn: Gregory B. Astrachan, Esq.
Telecopy No.: +44 207 696 5455
          (b)     If to the Purchaser to:
Berkshire Hathaway Group
100 First Stamford Place
Stamford, CT 06902
Attn: General Counsel

with a copy to:
National Indemnity Company
3024 Harney Street
Omaha, NE 68131
Attn: President
or to such other respective addresses as any of the parties hereto shall designate to the others by like notice, provided that notice of a change of address shall be effective only upon receipt thereof.
          9.2. Fees and Expenses. Except as provided herein, each of the parties hereto shall pay its own respective fees and expenses (including, without limitation, the fees of any other attorneys, accountants, investment bankers or other Representatives) incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated.
          9.3. Entire Agreement; Waivers and Amendments. This Agreement (including the Annexes and Schedules hereto and the documents and instruments referred to herein) contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements and understandings with respect thereto. This Agreement may be amended or modified, and the terms hereof may be waived, only by a writing signed by all parties hereto or, in the case of a waiver, by the party entitled to the benefit of the terms being waived.
          9.4. Assignment; Binding Effect. This Agreement may not be assigned or delegated, in whole or in part, by any party hereto without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
          9.5. No Third-Party Beneficiaries. This Agreement is for the benefit of the parties hereto and is not intended to confer upon any other Person any rights or remedies hereunder, except as provided in Section 5.5 with respect to Director and Officer Indemnified Parties and Section 5.12 with respect to the Employees and former Employees of the Company and its Subsidiaries.
          9.6. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the principles of conflicts of law thereof.
          9.7. Consent to Jurisdiction. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement and the Ancillary Agreements or the transactions contemplated hereby and thereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in Manhattan, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Nothing in this Agreement shall be deemed to waive the right of any person to remove any action brought in a state court to a United States District Court to the extent permitted by the laws of the United States of America. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 9.7 shall be deemed effective service of process on such party.
          9.8. Waiver of Jury Trial and Pre-Answer Security. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY COVENANTS TO THE OTHER THAT: (i) IT WILL NOT SEEK PRE-ANSWER SECURITY FROM THE OTHER UNDER N. Y. S. INSURANCE LAW SECTION 1213; AND (ii) THAT IT WILL NOT SERVE THE SUPERINTENDENT OF INSURANCE OF THE STATE OF NEW YORK AS AGENT FOR THE SERVICE OF PROCESS. THE PARTIES AGREE THAT SHOULD A PARTY BREACH THE FOREGOING COVENANT, IN ADDITION TO ANY OTHER REMEDY AVAILABLE THE NON-BREACHING PARTY SHALL NOT BE SUBJECT TO SECTION 9.7 OF THIS AGREEMENT.
          9.9. Interpretation. This Agreement is the result of arms-length negotiations between the parties hereto and has been prepared jointly by the parties. In applying and interpreting the provisions of this Agreement, there shall be no presumption that the Agreement was prepared by any one party or that the Agreement shall be construed in favor of or against any one party. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules hereto is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules hereto in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be constructed to refer to this Agreement as a whole (including all of the Annexes) and not any particular provision of this Agreement, and Article, Section, paragraph and Annexes references are to the Articles, Sections, paragraphs and Annexes to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) “reasonable best efforts” shall not require the expenditure of a material amount of funds by any party, waiver of any material rights or any action or omission that would be a breach of this Agreement, and (vii) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.
          9.10. Variation in Pronouns. All pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require.
          9.11. Captions. The Article and Section headings in this Agreement are inserted for convenience of reference only, and shall not affect the interpretation of this Agreement.
          9.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.
          9.13. Extension; Waiver. At any time prior to the Closing Date, either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other party or (c) waive compliance with any of the agreements or conditions contained in this Agreement of the other party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No delay on the part of any party in exercising any right hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right nor any single or partial exercise of any such right preclude any further exercise thereof or the exercise of any other such right. Notwithstanding the foregoing, the parties acknowledge and agree the if the Purchaser or the Seller has knowledge of a failure of any condition set forth in Article VI or of any breach by the other party of any representation, warranty or covenant contained in this Agreement and such party proceeds with the Closing, such party shall be deemed to have waived such condition or breach and such party and its successors, assigns and Affiliates shall not be entitled to be indemnified pursuant to Article VII, to sue for damages or to assert any other right or remedy for any losses arising from any matters relating to such condition or breach.
          9.14. No Representation Regarding Reserves. Purchaser acknowledges that the Seller has delivered or made available to the Purchaser the Tillinghast Report. Notwithstanding any other provision of this Agreement or any of the Ancillary Agreements, Seller makes no express or implied representation, warranty or covenant that (i) the Reserves are, or will be, adequate or sufficient, or (ii) with respect to any “line item” in the Closing Financial Data that is impacted as a result of any inadequacy or insufficiency of the Reserves. Purchaser agrees that it shall not affect a claim against Seller under any provision of this Agreement or the Ancillary Agreements for Adverse Consequences suffered by it or any of its Affiliates arising out of the inadequacy or insufficiency of the Reserves.

          IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

NATIONAL INDEMNITY COMPANY
By:	/s/ Brian Snover
	Name:	Brian Snover
	Title:	Vice President

CONVERIUM AG
By:	/s/ Paolo De Martin
	Name:	Paolo De Martin
	Title:	Chief Financial Officer

By:	/s/ Christian Felderer
	Name:	Christian Felderer
	Title:	General Legal Counsel

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